

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2022

Jorge P. Newbery
Chief Executive Officer
Skid Row AHP LLC
440 S. LaSalle Street, Suite 1110
Chicago, Illinois 60605

      Re: Skid Row AHP LLC
          Draft Offering Statement on Form 1-A
          Submitted May 19, 2022
          CIK No. 0001929327

Dear Mr. Newbery:

      We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A

General

1.   It appears that the aggregate offering price of this offering exceeds $75 million. Please refer to Rule 251(a)(2) of Regulation A and reduce the amount of securities offered herein to not exceed $75 million or tell us how you are complying with Rule 251.

2.   Please include an audit report from your auditor that covers the financial statements for the year ended December 31, 2021, and also provide the auditor's consent for the audit report included in the amended filing.

<u>Securities Being Offered</u>
<u>Distributions, page 25</u>

3.   We note your disclosure here that you intend to pay investors a 7% annual return on their invested capital. You also state on page 26 that your board "must try to return all of the money invested by each Investor no later than the fifth (5th) anniversary following the investment." Please revise to clarify the following disclosure: (1) clarify how paying a 7% return annually would result in a "return of capital" in 5 years, and (2) clarify what you mean by this disclosure because it appears that you may be planning to repurchase the securities from investors.

In addition, to the extent the shares will be cancelled once the initial investment and the 7% interest have been repaid, please revise your disclosure accordingly. Please also explain your statement on page 26 that "if the Company is profitable, as we expect it to be, it is very likely that investors will receive a return of their investment sooner than five years" by providing qualitative and quantitative support for your assertions. Please also balance this disclosure by clarifying, if true, that you may be unable to pay any distributions, resulting in a complete loss of the investment, and the maximum return an investor can achieve is 7%.

You may contact John Stickel at 202-551-3324 or Eric Envall at 202-551-3234 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance